EXHIBIT 10.4
February 10, 2006
$53 Million Term Loan Facility
Commitment Letter
Integrated Electrical Services, Inc.
1800 West Loop South
Houston, Texas 77027
Attn: David A. Miller, Chief Financial Officer
Ladies and Gentlemen:
          You have advised Eton Park Fund, L.P., Eton Park Master Fund, Ltd. (collectively, “Eton Park”), Flagg Street Partners LP, Flagg Street Partners Qualified LP and Flagg Street Offshore, L.P. (collectively, “Flagg Street” and together with Eton Park, the “Initial Lenders” ) that Integrated Electrical Services, Inc. (the “Borrower”) and its direct and indirect subsidiaries (collectively, the “Loan Parties”) intend to commence voluntary cases (the “Cases”) under Chapter 11 of Title 11 of the United States Code (as amended, the “Bankruptcy Code”) in the United States Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”). You have further advised us that you expect that the Loan Parties will be reorganized pursuant to a pre-arranged Chapter 11 plan of reorganization (the “Plan of Reorganization”), and that the total consideration necessary to consummate the Plan of Reorganization will be provided through (i) borrowings under a $80,000,000 revolving facility to be provided by Bank of America (the “Revolving Facility”), (ii) borrowings under a $53,000,000 term loan facility and (iii) the issuance to holders of certain senior subordinated notes due 2009 (the “Bondholders”) and current equity holders and management of new equity interests in the reorganized Borrower and the cancellation of such subordinated notes.
          The consummation of the Plan of Reorganization, including the entering into and funding of the Revolving Facility and the Facility (as defined below) and all related transactions contemplated by the Plan of Reorganization, are hereinafter collectively referred to as the “Transaction”. The proposed sources and uses for the financing for the Transaction are as set forth on Schedule I annexed hereto.
          In connection with the Transaction, you have requested that each of Eton Park and Flagg Street commit to provide a portion of a term loan facility for the Borrower, in an aggregate principal amount of $53,000,000 (the “Facility”). Eton Park and Flagg Street are pleased to advise you of their commitment to provide in the aggregate the entire amount of the Facility upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”) and in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”) with Eton Park’s several commitment to provide $44,000,000 of the Facility and Flagg Street’s several commitment to provide $9,000,000 of the Facility (collectively, the “Commitments”).
          You agree promptly to prepare and provide to the Initial Lenders all information with respect to the Loan Parties and their subsidiaries, the Transaction and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), as the Initial Lenders may reasonably request. You hereby represent and covenant that (a) all information other than the Projections (the “Information”) that has been or will be made available to the Initial Lenders by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made taken as a whole and (b) the Projections that have been or will be made available to us by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions at the time made.
          As consideration for the commitments and agreements of the Initial Lenders hereunder, you agree upon execution of this Commitment Letter to become obligated to pay the Commitment Fee identified in the Term Sheet, which Commitment Fee shall be classified under the Plan of Reorganization as a “Class 4-General Unsecured Claim”.
          Each Initial Lender’s commitments and agreements hereunder are subject to (a) there not occurring or becoming known to such Initial Lender any event, development or circumstance since November 30, 2005, except for the commencement of the Cases, that has had or could reasonably be expected to have a material adverse effect on the business, operations, property, condition (financial or otherwise) or prospects of the Loan Parties and their subsidiaries, taken as a whole, (b) such Initial Lender not becoming aware after the date hereof of any information or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections) affecting the Loan Parties or the Transaction that in such Initial Lender’s reasonable judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to such Initial Lender prior to the date hereof, (c) there not having occurred a material disruption of or material adverse change in conditions in the financial, banking or capital market, that, in such Initial Lender’s reasonable judgment, could reasonably be expected to materially impair the Initial Lenders’ ability to fund their commitments under the Facility, (d) the payment of all fees and expenses set forth in the Term Sheet in accordance with the terms thereof, (e) the closing of the Facility on or before the date that is 120 days after the date hereof; provided that the Initial Lenders may extend such deadline in their sole discretion, and (f) the other conditions set forth or referred to in the Term Sheet. The terms and conditions of the commitments hereunder and of the Facility are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of each of the Initial Lenders and you.
          You agree, jointly and severally, (a) to indemnify and hold harmless the Initial Lenders, their affiliates and their respective directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facility, the use of the proceeds thereof, the Cases, the Transaction, or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the bad faith, willful misconduct or gross negligence of such indemnified person, and (b) to reimburse each Initial Lender and its affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, consultant’s fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facility and any related documentation (including this Commitment Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof (it being understood that any amounts paid pursuant to the Expense Deposit Letter (as defined below) shall not be deemed to be a limit or cap on the amount of expenses that may be incurred by the Initial Lenders, and which the Borrower shall reimburse, in connection with the Transaction, and that any additional expenses that may be incurred by the Initial Lenders shall be paid regardless of whether any of the transactions contemplated hereby are consummated). No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Facility.
          You acknowledge that each Initial Lender and its affiliates (the term “Initial Lender” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein (including without limitation, the Facility and the Plan of Reorganization) and otherwise. Initial Lenders may hold long or short positions in debt or equity securities or loans of the Borrower or of other companies that may be affected by the transactions contemplated by this Commitment Letter. No Initial Lender will use confidential information obtained from you by virtue of the transactions contemplated hereby or its other relationships with you in connection with the performance by such Initial Lender of services for other companies, and no Initial Lender will furnish any such information to other companies. You also acknowledge that no Initial Lender has any obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies.
          Each Initial Lender may employ the services of its affiliates in providing certain services hereunder and, in connection with the provision of such services, may exchange with such affiliates information concerning you and the other companies that may be the subject of the transactions contemplated by this Commitment Letter, and, to the extent so employed, such affiliates shall be entitled to the benefits afforded such Initial Lender hereunder.
          This Commitment Letter shall not be assignable by you without the prior written consent of each Initial Lender (and any purported assignment without such consent shall be null and void). This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Initial Lender. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Expense Deposit Letter, dated as of January 31, 2006 (the “Expense Deposit Letter”), between you and the Initial Lenders are the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York. Each of the parties hereto hereby irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Term Sheet, the transactions contemplated hereby or thereby or the actions of the parties in the negotiation, performance or enforcement hereof or thereof.
          Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court, or to the extent permitted by law, in such Federal Court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby in any New York State court or in any such Federal Court and (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.
          This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person (including, without limitation, other potential providers or arrangers of financing) except (i) that this Commitment Letter, the Term Sheet and the terms and substance thereof may be disclosed (a) to your officers, agents and advisors who are directly involved in the consideration of this matter, (b) to the members of the ad hoc committee of the Bondholders and their advisors and to Bank of America, N.A., and its advisors, (c) existing and proposed providers of surety bonds and their advisors or (d) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof) and (ii) this Commitment Letter and the Term Sheet may be filed with (x) the Bankruptcy Court pursuant to a motion or as part of the Plan of Reorganization and the Disclosure Statement associated therewith and (y) the Securities and Exchange Commission.
          The compensation, reimbursement, indemnification and confidentiality provisions contained herein and any other provision herein which by its terms expressly survives the termination of this Commitment Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder.
          The Initial Lenders hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), each Lender is required to obtain, verify and record information that identifies the Borrower, which information includes the name, address, tax identification number and other information regarding the Borrower that will allow such Lender to identify the Borrower in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each Lender.
          If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet by returning to us executed counterparts hereof not later than 5:00 p.m., New York City time, on February 13, 2006. This offer will automatically expire at such time if we have not received such executed counterparts in accordance with the preceding sentence.

          We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

ETON PARK FUND, L.P., by its investment manager Eton Park Capital Management, L.P.

By:	/s/ Marcy Engel

Name: Marcy Engel
Title: General Counsel

ETON PARK MASTER FUND, LTD., by its investment manager Eton Park Capital Management, L.P.

By:	/s/ Marcy Engel

Name: Marcy Engel
Title: General Counsel

FLAGG STREET PARTNERS LP, by its general partner Flagg Street Capital LLC

By:	/s/ Andrew Moss

Name: Andrew Moss
Title: COO & General Counsel

FLAGG STREET PARTNERS QUALIFIED LP, by its general partner Flagg Street Capital LLC

By:	/s/ Andrew Moss

Name: Andrew Moss
Title: COO & General Counsel

FLAGG STREET OFFSHORE L.P., by its general partner Flagg Street Capital LLC

By:	/s/ Andrew Moss

Name: Andrew Moss
Title: COO & General Counsel

Accepted and agreed to as of
the date first above written:

INTEGRATED ELECTRICAL SERVICES, INC.

By:	/s/ David A. Miller

	Name:	David A. Miller
	Title:	Chief Financial Officer

Schedule I
Sources and Uses Table

Sources		Uses
Senior Secured Term Loan	$53,000,000	Cash to Convertible Noteholders	$53,000,000	*

Total sources:	$53,000,000	Total uses:	$53,000,000

*	Approximate amounts with any unused balance to be available to the Borrower for transaction costs and general corporate purposes.

EXHIBIT A

INTEGRATED ELECTRICAL SERVICES, INC.
$53,000,000 TERM LOAN EXIT FACILITY
Summary of Terms and Conditions

          Unless otherwise defined herein, capitalized terms are used herein as defined in the Commitment Letter.

PARTIES

Borrower:	Integrated Electrical Services, Inc., a Delaware corporation (the “Borrower”).

Guarantors:	Each of the Borrower’s direct and indirect, existing and future, domestic subsidiaries (collectively, the “Guarantors”; the Borrower and the Guarantors, collectively, the “Loan Parties”).

Administrative Agent:	An administrative agent to be identified by the Initial Lenders and its function to be discussed (in such capacity, the “Administrative Agent”), with the reasonable fees and expenses of any such Administrative Agent to be paid by the Borrower.

Lenders:	A syndicate of financial institutions and other entities, including the Initial Lenders (collectively, the “Lenders”).

TYPE AND AMOUNT OF FACILITY

Type and Amount:	A term loan facility (the “Facility”) in the amount of $53,000,000 (the loans thereunder, the “Loans”). The Loans shall be repayable on the Maturity Date (as defined below). For purposes hereof, the “Aggregate Principal Amount Outstanding” shall mean at any time the amount equal to the sum of (a) the principal amount of the Loans outstanding at such time and (b) the amount of interest that has accrued and been paid by capitalizing such interest as additional loans under the Facility at such time.

Availability:	The Loans shall be made in a single drawing on the Closing Date, other than Loans in the form of capitalized interest.

Purpose:	The proceeds of the Loans shall be used to finance the Loan Parties’ obligations under their Plan of Reorganization, including repayment in full of the holders of the Borrower’s Series A 6.5% Senior Convertible Notes due 2014 and Series B 6.5% Senior Convertibles Notes due 2014 (collectively, the “Convertible

Notes”) and to pay fees and expenses arising from this Facility.

Tenor:	The Aggregate Principal Amount Outstanding shall be due and payable on the seventh anniversary from the Closing Date (the “Maturity Date”); provided that the Required Lenders may, subject to sixty days’ notice, demand repayment in full of the Aggregate Principal Amount Outstanding at any time on or after the fourth anniversary of the Closing Date.

CERTAIN PAYMENT PROVISIONS

Fees and Interest Rates:	As set forth on Annex I.

Optional Prepayments:	The Aggregate Principal Amount Outstanding may be prepaid at any time upon five business days’ notice, in minimum principal amounts to be agreed upon; provided that the Borrower shall, together with such prepayment, also pay (i) any cash interest (as opposed to paid in kind interest) that has accrued to the date of the prepayment on the Loans so prepaid and (ii) all amounts required under “Call Protection”. Optional prepayments of the Loans may not be reborrowed.

Mandatory Prepayments:	The following amounts shall be applied to prepay the Loans:

100% of the net proceeds of any sale or other disposition (including as a result of casualty or condemnation) by the Loan Parties, except for the sale of inventory or obsolete or worn-out property, in each case in the ordinary course of business, and subject to certain other customary exceptions (including a cumulative basket of $7 million and capacity for reinvestment) to be agreed upon. Net proceeds from asset sales not covered by such exceptions shall be applied first, to prepay any amounts outstanding, or to replenish the borrowing base, under the Revolving Facility, and, second, to prepay the Loans.

The Borrower shall, together with such prepayment, also pay (i) any cash interest (as opposed to paid in kind interest) that has accrued to the date of the prepayment on the Loans so prepaid and (ii) all amounts required under “Call Protection”. Mandatory prepayments of the Loans may not be reborrowed.

Call Protection	In the event all or any portion of the Facility is voluntarily or mandatorily prepaid for any reason at any time following the Closing Date, such prepayments shall be made as follows:

(a) 105.5% of the amount of Aggregate Principal Amount Outstanding prepaid, if such prepayment occurs on or prior to the first anniversary of the Closing Date;

(b) 104.5% of the amount of Aggregate Principal Amount Outstanding prepaid, if such prepayment occurs after the first anniversary of the Closing Date but on or before the second anniversary of the Closing Date;

(c) 103.5% of the amount of Aggregate Principal Amount Outstanding prepaid, if such prepayment occurs after the second anniversary of the Closing Date but on or before the third anniversary of the Closing Date;

(d) 102.5% of the amount of Aggregate Principal Amount Outstanding prepaid, if such prepayment occurs after the third anniversary of the Closing Date but on or before the fourth anniversary of the Closing Date and does not result from the Required Lenders exercising their put option;

(e) 101.5% of the amount of Aggregate Principal Amount Outstanding prepaid, if such prepayment occurs after the fourth anniversary of the Closing Date but on or before the fifth anniversary of the Closing Date and does not result from the Required Lenders exercising their put option; and

(f) 100.5% of the amount of Aggregate Principal Amount Outstanding prepaid, if such prepayment occurs after the fifth anniversary of the Closing Date but on or before the sixth anniversary of the Closing Date and does not result from the Required Lenders exercising their put option.

Prepayment in Full	If, after giving effect to any optional or mandatory prepayment hereunder, the principal amount outstanding under the Facility is less than $12,000,000, then the Borrower shall immediately prepay the Aggregate Principal Amount Outstanding. The Borrower shall, together with such prepayment, also pay (i) any cash interest (as opposed to paid in kind interest) that has accrued to the date of the prepayment on the Loans so prepaid and (ii) all amounts required under “Call Protection”.

COLLATERAL	The obligations of each Loan Party in respect of the Facility and shall be secured by (a) all of the tangible and intangible personal property of the Loan Parties, including, without limitation, all accounts, inventory, equipment, instruments, chattel paper, documents, general intangibles, deposit accounts, investment property, all of the capital stock of the Borrower and each of its direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 66% of the capital stock of first tier foreign subsidiaries to the extent a pledge of a greater percentage could reasonably be expected to result in adverse tax consequences) and all proceeds thereof and (b) all owned real property with a value not less than an amount to be determined (the “Collateral’). For avoidance of doubt, the Collateral securing the obligations shall be substantially the same as the collateral securing the obligations under the Revolving Facility and shall exclude all collateral granted to sureties.

All the pledges, security interests and mortgages on the Collateral shall be created on terms, and pursuant to documentation, reasonably satisfactory to the Initial Lenders, and none of the Collateral shall be subject to any other pledges, security interests or mortgages, subject to customary and limited exceptions to be agreed and except to the extent securing the Revolving Facility and the related guarantees (collectively, the “Revolving Facility Obligations”).

The liens securing the Facility will be second in priority to the liens securing the Revolving Facility Obligations. The priority of the security interests in the Collateral and related creditors’ rights will be set forth in an intercreditor agreement reasonably acceptable in form and substance to the Initial Lenders (the “Intercreditor Agreement”); provided that the Intercreditor Agreement shall provide for a “silent” second in respect of the right of the Lenders to exercise rights and enforce remedies under the Facility upon terms satisfactory to the Agent for the Revolving Facility.

CERTAIN CONDITIONS

Initial Conditions:	The availability of the Facility shall be conditioned upon the satisfaction of conditions precedent usual for facilities and transactions of this type, including, without limitation, the following conditions (the date upon which all such conditions precedent shall be satisfied, the “Closing Date”):

Each Loan Party shall have executed and delivered satisfactory definitive financing documentation with respect to the Facility, including without limitation the Intercreditor Agreement (the “Loan Documentation”), and the Initial Lenders shall have received all fees required to be paid to each of them, and all expenses required to be paid for which invoices have been presented, two (2)business days before the Closing Date.

The confirmation order of the Bankruptcy Court approving the Plan of Reorganization (i) shall be in form and substance reasonably satisfactory to the Initial Lenders and shall authorize the Facility and the Transaction and (ii) shall be in full force and effect and shall not have been reversed or modified and shall not be stayed or subject to a motion to stay, and the period for appealing the confirmation order shall have elapsed. No provision of the Plan of Reorganization shall have been amended, supplemented or otherwise modified in any material respect that is adverse to the Lenders without the prior written consent of the Initial Lenders. The effective date under the Plan of Reorganization shall have occurred (and all conditions precedent thereto as set forth therein shall have been satisfied) or shall occur simultaneously with the closing of the Facility. The documentation to effectuate the Plan of Reorganization and the Transaction shall have reasonably satisfactory terms and conditions, and no provision of such documentation shall have been waived, amended, supplemented or otherwise modified in any material respect without the approval of the Initial Lenders. The capitalization, structure and equity ownership of each Loan Party, and the organizational documents and senior management of the Loan Parties, after the consummation of the Plan of Reorganization shall be consistent in all material respects with the description set forth in the Disclosure Statement filed with the Bankruptcy Court (the “Disclosure Statement”).

With respect to any debtor-in-possession financing, such financing shall have been (i) repaid in full in cash, all commitments relating to the foregoing shall have been terminated and all liens and security interests related thereto shall have been terminated or released or (ii) converted, pursuant to the Plan of Reorganization, into a commitment to provide the Revolving Facility after the effective date of the Plan of Reorganization, and no prepetition indebtedness, debtor-in-possession financing or other claims against the Loan Parties shall remain outstanding as obligations of the Loan Parties, except to the extent converted as set forth in clause (ii) above or as otherwise specifically contemplated by the Plan of Reorganization.

All governmental and third party approvals necessary in connection with the Transaction, the financing contemplated hereby and the continuing operations of the Borrower and its subsidiaries (including shareholder approvals, if any) shall have been obtained on satisfactory terms and shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose adverse conditions on the Transaction or the financing thereof or any of the transactions contemplated hereby.

The Borrower shall have delivered (i) unaudited interim consolidated financial statements of the Borrower for each quarterly period ended subsequent to the date of the most recent financial statements delivered to the Initial Lenders and (ii) any budgets, projections or any other financial information delivered to Bank of America, N.A. during the Cases.

The Initial Lenders shall have received the results of a recent lien search in each relevant jurisdiction with respect to the Loan Parties, and such search shall reveal no liens on any of the assets of the Loan Parties, except for liens permitted under the Revolving Facility or otherwise permitted by the Loan Documentation.

All documents and instruments required to perfect the Lenders’ security interest in the Collateral under the Facility (including delivery to the Agent under the Revolving Facility of stock certificates and undated stock powers executed in blank) shall have been executed and be in proper form for filing.

The Initial Lenders shall have received such legal opinions (including opinions (i) from counsel to the Borrower and its subsidiaries, and (ii) from such special and local counsel as may be required by the Initial Lenders), documents and other instruments as are customary for transactions of this type or as the Initial Lenders may reasonably request.

The accuracy in all material respects of all representations and warranties in the Loan Documentation (including, without limitation, the material adverse change and litigation representations).

The Revolving Facility shall provide for a revolving commitment for the Borrower in an aggregate principal amount not to exceed $80,000,000 and shall otherwise be on terms and conditions reasonably satisfactory to the Initial Lenders.

CERTAIN DOCUMENTATION MATTERS

The Loan Documentation shall contain representations, warranties, covenants and events of default (in each case, applicable to the Loan Parties) customary for financings of this type and other terms deemed appropriate by the Initial Lenders (subject in certain cases to baskets to be agreed upon), including, without limitation:

Representations and Warranties:	Financial statements (including pro forma financial statements); absence of undisclosed liabilities; no material adverse change (as used herein and in the Loan Documentation a “material adverse change” shall mean any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (a) the business, operations, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries taken as a whole or (b) the validity or enforceability of any of the Loan Documentation or the rights and remedies of the Administrative Agent and the Lenders thereunder); corporate existence; compliance with law; corporate power and authority; enforceability of Loan Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; taxes; labor matters, ERISA; Investment Company Act and other regulations; subsidiaries; use of proceeds; environmental matters; accuracy of disclosure; creation and perfection of security interests; solvency; and delivery of certain documents.

Affirmative Covenants:	Delivery of financial statements, reports, projections, officers’ certificates and other information reasonably requested by the Lenders; payment of taxes and other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; compliance with environmental laws; and further assurances (including, without limitation, with respect to security interests in after-acquired property).

Financial Covenants:	Minimum levels of EBITDA (to be defined in a manner to be agreed upon and not to operate in a manner which is more restrictive than the Revolving Facility so long as such facility remains outstanding); maximum levels of Capital Expenditures per fiscal year of the Borrower.

Negative Covenants:	Limitations on: indebtedness (including guarantee obligations), with a basket of up to $90 million in aggregate commitments under the Revolving Facility with a sublimit of funded outstandings in an aggregate amount not to exceed $25 million (subject to upward adjustment, on terms to be further discussed, for net proceeds received in connection with the issuance of equity) (exclusive of any letters of credit issued in connection with (i) insurance contracts, (ii) surety bonds, (iii) the Loan Parties’ self-insurance program or (iv) vendors for purposes of purchases of products and services and to customers to secure performance and with respect to this clause (iv) only, in an aggregate amount not to exceed $12 million at any one time outstanding, in each case in the ordinary course of business, by the lenders under the Revolving Facility); provided, that for the first 45 days after the effective date of the Plan of Reorganization, all reimbursed or unreimbursed letter of credit drawings shall be ignored for purposes of determining compliance with the $25 million cap; provided further, that the sublimit of permitted funded outstandings shall be permanently reduced dollar-for-dollar by any net proceeds from asset sales other than sales of inventory or obsolete or worn-out property in the ordinary course of business; liens (except for liens in collateral securing the Revolving Facility and/or reimbursement obligations for surety bonds incurred by Borrower in the ordinary course of business); mergers, consolidations, liquidations and dissolutions; sales of assets, provided that the Loan Parties may dispose of assets for cash having a fair market value not to exceed (x) $7 million in any single transaction or series of related transactions and (y) in any case $20 million in the aggregate during the term of the Facility; dividends and other payments in respect of capital stock; acquisitions, investments, loans and advances; modifications of documentation governing the Revolving Facility; transactions with affiliates; sale-leasebacks; changes in fiscal year; hedging arrangements; negative pledge clauses and clauses restricting subsidiary distributions; changes in lines of business; and amendments to documents relating to the Transaction.

Events of Default:	Nonpayment of principal and interest when due; nonpayment of fees or other amounts after a grace period to be agreed upon; material inaccuracy of a representation or warranty when made; violation of a covenant (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default to material indebtedness; bankruptcy events; certain ERISA events; material judgments; actual or asserted invalidity of any guarantee or security document; and a change of control (the definition of which is to be agreed upon).

Voting:	Amendments and waivers with respect to the Loan Documentation shall require the approval of Lenders holding more than 50% of the aggregate amount of the Loans and each of the Initial Lenders so long as such Initial Lender holds more than $8 million of the Aggregate Principal Amount Outstanding, except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of the final maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (b) the consent of 100% of the Lenders shall be required with respect to (i) reductions of any of the voting percentages, (ii) releases of all or substantially all of the Collateral and (iii) releases of all or substantially all the Guarantors.

Assignments and Participations:	The Lenders shall be permitted to assign freely all or a portion of (a) their Loans and (b) their commitments, and only in the case of clause (b), with the consent of the Borrower (which consent shall not be unreasonably withheld or delayed), unless the assignee is an Initial Lender or an affiliate of an Initial Lender. The mechanisms for assignments shall be determined in consultation with the Administrative Agent. The Lenders shall also be permitted to sell participations in their Loans freely. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions subject to customary limitations. Voting rights of participants shall be limited to those matters set forth in clause (a) under “Voting” with respect to which the affirmative vote of the Lender from which it purchased its participation would be required. Pledges of Loans in accordance with applicable law shall be permitted without restriction.

Yield Protection:	The Loan Documentation shall contain customary provisions protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes.

Expenses and Indemnification:	The Borrower shall pay (a) all reasonable out-of-pocket expenses of the Initial Lenders associated with the preparation, execution and delivery of the Loan Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Loan Documentation.

The Administrative Agent and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) (any such person, an “indemnified person”) will have no liability for, and will be indemnified and held harmless against, any losses, claims, damages, liabilities or expenses incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof, except to the extent they are found by a final, non-appealable judgment of a court to arise from the bad faith, gross negligence or willful misconduct of the relevant indemnified person.

Drafts of Documents	The Initial Lenders shall use commercially reasonable efforts to deliver drafts of the credit agreement and the guarantee and collateral agreement for this Facility to counsel for the Borrower prior to the hearing date on the Disclosure Statement.

Governing Law and Forum:	State of New York.

Counsel to the Initial
Lenders:	Simpson Thacher & Bartlett LLP.

INTEREST AND CERTAIN FEES

Interest Rate:	The interest rate under the Facility shall be the greater of (a) 10.75% per annum and (b) 2% above the interest rate agreed upon by the Borrower with the Agent under the Revolving Facility as such interest rate would be calculated on the date that the commitment letter for the Revolving Facility is executed (the “Applicable Interest Rate”), in each case subject to certain adjustments as provided below (as adjusted, the “Adjusted Applicable Interest Rate”).

The Applicable Interest Rate shall be adjusted in accordance with each of, and, if applicable, both paragraphs (I) and (II) below:

(I) If at any time the amount outstanding under the Revolving Facility exceeds the “Revolving Facility Amount” as hereinafter defined at such time (exclusive of any letters of credit issued in connection with (i) insurance contracts, (ii) surety bonds, (iii) the Loan Parties’ self-insurance program or (iv) to vendors for purposes of purchases of products and services and to customers to secure performance, in each case in the ordinary course of business, by the lenders under the Revolving Facility), then the Adjusted Applicable Interest Rate under the Facility shall be for the next succeeding fiscal quarter of the Borrower an amount equal to the sum of (a) the Applicable Interest Rate in effect at such time and (b) the product of (x) a whole number equal to the difference between (i) the peak amount outstanding under the Revolving Facility in such earlier fiscal quarter and (ii) the Revolving Facility Amount (with such difference to be divided by $1,000,000 and rounded up to the next whole number) and (y) 0.10%. As used herein, the phrase “Revolving Facility Amount” means, for the initial 45 days after the effective date of the Plan of Reorganization, $15,000,000; thereafter, $10,000,000.

(II) If at any time prior to December 31, 2006, the EBITDA-CapEx Level is less than zero (a “Negative EBITDA-CapEx Level”), then the Adjusted Applicable Interest Rate under the Facility shall be an amount equal to the sum of (a) the Applicable Interest Rate and (b) the product of (x) the absolute value of the EBITDA-CapEx Level at such time (with such amount to be divided by $1,000,000 and rounded up to the next whole number) and (y) 0.15% until the earlier of (i) the remainder of the term of the Facility and (ii) the EBITDA-CapEx Level exceeds zero for more than two consecutive fiscal quarters and such EBITDA-CapEx Level is greater than the absolute value of the Negative EBITDA-CapEx Level. If the EBITDA-CapEx Level is greater than zero for more than two consecutive fiscal quarters and such EBITDA-CapEx Level is greater than the absolute value of the Negative EBITDA-CapEx Level, then any adjustments made pursuant to this paragraph (II) shall no longer apply. It shall be an immediate Event of Default if the EBITDA-CapEx Level is less than negative $20,000,000 (i) for any fiscal quarter, as of the last day of the second, third or fourth fiscal quarters of the Borrower’s 2006 fiscal year or as of the last day of the first quarter of the Borrower’s 2007 fiscal year, or (ii) on a cumulative basis for any consecutive fiscal quarters, as measured on the last day of such period, commencing on the first day of the second fiscal quarter of the Borrower’s 2006 fiscal year and ending on the last day of the first quarter of the Borrower’s 2007 fiscal year. For purposes hereof, the term “EBITDA-CapEx Level” shall mean at any time the difference between EBITDA for a given period and Capital Expenditures of the Loan Parties for such period.

Default Rate:	At any time when the Borrower is in default in the payment of any amount of principal due under the Facility, all outstanding Loans shall bear interest at 2% above the Adjusted Applicable Interest Rate in effect at such time. Overdue interest, fees and other amounts shall bear interest at 2% above the Adjusted Applicable Interest Rate in effect at such time.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days for actual days elapsed.

Method of Payment of Interest:	The interest on the Loans shall be payable in cash, in arrears, quarterly and on the date of any prepayment; provided that, in the sole discretion of the Borrower, until the third anniversary of the Closing Date, the Borrower shall have the option, to be exercised at least ten business days prior to the Closing Date or at least ten business days prior to each six month anniversary thereof as the case may be, to direct that interest accruing over the following two quarters of the Borrower on the Aggregate Principal Amount Outstanding shall be paid by capitalizing such interest as additional Loans under the Facility; provided further that, notwithstanding the foregoing provision, if at any time prior to December 31, 2006, there is Negative EBITDA-CapEx Level, the privilege of capitalizing interest shall be terminated immediately until the earlier of (a) the term of the Loans and (b) the EBITDA-CapEx Level exceeds zero for more than two consecutive fiscal quarters and such EBITDA-CapEx Level is greater than the absolute value of the Negative EBITDA-CapEx Level; and provided further that interest shall be payable in cash on demand at any time when an Event of Default has occurred and is continuing.

Commitment Fee	On the date of execution of the Commitment Letter, in consideration for the commitments and other agreements hereunder, the Borrower shall be obligated to pay the Initial Lenders pro rata a commitment fee of $2,000,000 (the “Commitment Fee”). The Commitment Fee shall be paid (and not waived) if at consummation of the Plan of Reorganization, (a) the Convertible Notes shall have been reinstated, (b) the holders of the Convertible Notes shall have received new debt or equity securities, or a hybrid thereof, in exchange for the Convertible Notes, (c) the Convertible Notes shall have been refinanced with a third party, (d) the holders of the Convertible Notes shall have been paid in full from the proceeds from a single or a series of related transactions consummated during the Cases or pursuant to the Plan of Reorganization or (e) any combination of any of the foregoing events in clauses (a), (b), (c) or (d) shall have occurred. The payment of the Commitment Fee shall be waived (i) if the Transaction is consummated and the transactions contemplated hereby and thereby close, (ii) if the Initial Lenders terminate the Commitments or permit the Commitments to expire, (iii) if the Loan Documentation, including the Intercreditor Agreement, is not in substantially final form for execution and the Initial Lenders fail to certify their willingness and ability to fund the Commitments (subject to any unsatisfied conditions precedent set forth in this Term Sheet other than paragraph (a), (g) and (h)) on the effective date of the Plan of Reorganization, in each case at least ten days prior to the date of the hearing on confirmation of the Plan of Reorganization, or (iv) if the Company is not in compliance (whether or not such noncompliance is waived) on the effective date of its Plan of Reorganization with the negative covenant limiting the amount of funded outstandings under the Revolving Facility due to a reimbursed or unreimbursed letter of credit drawing and the Company has not caused such noncompliance in order to avoid paying the Commitment Fee.